EXHIBIT 17

May 24, 2004	P.O. Box 1623
Pacific Palisades, CA 90272

Via e-mail and first-class postage

Robert W. Zoller, Jr.
Gerald L. Gitner
c/o Kitty Hawk, Inc.
1515 West 20th Street
P. O. Box 612787
DFW International Airport, TX 75261

Gentlemen:

     I hereby decline to stand for re-election as a member of the Kitty Hawk, Inc. Board of Directors and I hereby resign from the Board of Directors and all committees thereof on which I serve, effective immediately.

     My decision has come after careful reflection and after consideration of the fact that differences in viewpoint between me and remaining members of the Board have led to significant dissension and disagreement. As you are aware, I voted against the adoption of the Company’s shareholder rights plan (a/k/a a “poison pill”), and I have opposed the proposals presently being planned for adoption at the next annual meeting which would:

•	amend the Company’s Charter to permit stockholders to act only at annual and special meetings, and otherwise restrict the right to call an annual meeting (proposal 4),

•	amend the Company’s Charter to increase the vote required to amend certain provisions (proposal 5), and

•	amend the Charter by which the Company, presently not subject to Section 203 of the Delaware General Corporation Law, to once again become subject to those provisions (proposal 6).

     I believe that the adoption of the poison pill and, if adopted by the shareholders, the proposed Charter amendments, would significantly decrease the ability of shareholders to participate in the corporate governance and decision-making process, potentially serve to entrench the incumbent Board of Directors and management by making attempts to remove them more difficult, and discourage proposals to acquire or combine with the Company, particularly if those proposals come from significant shareholders.

     I have requested in the past that my vote against the proposals be included in the minutes of the appropriate meetings. I repeat this request and notify you that, to the extent I have any ability to do so, I vote against approving the submission of these materials to shareholders, and I decline to approve the proxy statement planned for that purpose unless it is amended to note my opposition. I do not believe that the present draft adequately states the negative impacts that the proposals will have on the right of shareholders to participate in the affairs of the Company. I realize that my expression of these views has caused dissension and disagreement, and has even led recently to a comment from Gerry that some directors do not “feel I pull my weight.” Given that I have strongly diverging views from those of the majority of the Board of Directors, and that my advocacy of those views has led to dissension, I believe it appropriate for me not to stand for re-election and to resign at this point.

     I request that in accordance with Item 7(g) of Schedule 14A, the Company include in its proxy statement for the next annual general meeting a brief summary of my resignation because I oppose these measures. The following summary would in my view be acceptable:

“Mr. Hacker has declined to stand for re-election as a member of the Board of Directors and has resigned effective May 24, 2004 because of his strong disagreement with the Company’s adoption of a shareholder rights plan and the Board’s decision to recommend proposals 4, 5 and 6 to the Company’s stockholders for approval, and because he believes his advocacy of his views on these positions has impaired his ability to work with the other directors in the future.”

     I note that the draft proxy statement which I received recently contains numerous references to me as a member of the Compensation and the Governance and Nominating committees and indicates that I have approved the reports of the Compensation committee. I have read and approved the draft Compensation committee report, and I have no objection to the proxy stating that I approved it if it is not amended without my consent. I request that any references to me as a member of those committees indicate that I resigned effective May 24, 2004.”

Very truly yours,

/s/ Tom Hacker

cc: Steve Markhoff; board of directors